UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes St., Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record First Quarter 2021 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2021	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com https://www.novami.com/	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova Reports Record First Quarter 2021 Results

Rehovot, Israel, May 6, 2021 - Nova (Nasdaq: NVMI) today announced financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights:

•	Record quarterly revenue of $84.1 million, up 38% year over year
•	Record GAAP net income of $17.6 million, or $0.60 per diluted share, up 46% year over year on a per-share basis
•	Record Non-GAAP net income of $20.5 million, or $0.70 per diluted share, up 37% year over year on a per-share basis
•	Record service revenue, led by installed base functionality expansions and productivity upgrades
•	Record product bookings driven by continued diversification across geographies, fabrication technologies and customers

GAAP Results ($K)
	Q1 2021	Q4 2020	Q1 2020
Revenues	$84,133	$76,303	$61,022
Net Income	$17,616	$13,657	$11,682
Earnings per Diluted Share	$0.60	$0.47	$0.41
NON-GAAP Results ($K)
	Q1 2021	Q4 2020	Q1 2020
Net Income	$20,485	$15,872	$13,481
Earnings per Diluted Share	$0.70	$0.55	$0.47

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, stock-based compensation expenses, expense related to a transaction made by a financial institution without Company authorization, facilities transition costs, revaluation of operating lease liabilities, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment.

Management Comments

“Nova delivered a strong growth quarter, outperforming our guidance and achieving revenue and profit records. Our remarkable results were driven by the proliferation of our advanced solutions across customers, segments and technology nodes,” commented Eitan Oppenhaim, President and Chief Executive Officer. “Our differentiated portfolio, honed by our commitment to innovation, continues to strengthen our market position as we address increasingly complex technical transitions to new generations of semiconductors. The achievements this quarter mark another successful milestone in our growth trajectory for this year, as we expand our market presence and deploy our new leading-edge technologies.”

2021 Second Quarter Financial Outlook

Management provided an outlook for the second quarter, the period ending June 30, 2021. Based on current estimates, management expects:

•	$84 million to $92 million in revenue
•	$0.51 to $0.64 in diluted GAAP EPS
•	$0.64 to $0.77 in diluted non-GAAP EPS

2021 First Quarter Results

Total revenues for the first quarter of 2021 were $84.1 million, an increase of 10%, compared with the fourth quarter of 2020 and an increase of 38% compared with the first quarter of 2020.

Gross margin for the first quarter of 2021 was 57%, compared with a gross margin of 55% in the fourth quarter of 2020, and compared with a gross margin of 56% in the first quarter of 2020.

Operating expenses in the first quarter of 2021 were $28.2 million, compared with $25.5 million in the fourth quarter of 2020 and compared with $21.5 million in the first quarter of 2020.

On a GAAP basis, the Company reported net income of $17.6 million, or $0.60 per diluted share, in the first quarter of 2021. This is compared with net income of $13.7 million, or $0.47 per diluted share, in the fourth quarter of 2020, and compared with net income of $11.7 million, or $0.41 per diluted share, in the first quarter of 2020.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, stock-based compensation expenses, a one-time expense related to a transaction made by a financial institution without Company authorization, facilities transition costs, revaluation of operating lease liabilities, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment, the Company reported net income of $20.5 million, or $0.70 per diluted share, in the first quarter of 2021. This is compared with net income of $15.9 million, or $0.55 per diluted share, in the fourth quarter of 2020, and compared with net income of $13.5 million, or $0.47 per diluted share, in the first quarter of 2020.

Conference Call Information

Nova will host a conference call today, May 6, 2021, at 9 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-800-289-0438
ISRAEL TOLL-FREE Dial-in Number: 1-809-212-883
INTERNATIONAL Dial-in Number: 1-323-794-2423

At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israel Time
Please reference conference ID: 3276680

The conference call will also be webcast live from a link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from May 6, 2021 at 12 p.m. Eastern Time to May 13, 2021 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE: 1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 3276680

A replay will also be available for 90 days on Nova's website at https://www.novami.com/investors/events/.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova's unique capability to deliver innovative x-ray and optical solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, expense related to a transaction made by a financial institution without Company authorization, facilities transition costs, revaluation of operating lease liabilities, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect intellectual property; open source technology exposure; failure to compete effectively or to respond to the rapid technological changes; consolidation in our industry; difficulty to predict the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 1, 2021. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release. .

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)
	As of
ASSETS	March 31, 2021	December 31, 2020
Current assets
Cash and cash equivalents	208,758	232,304
Short-term interest-bearing bank deposits	246,096	191,567
Trade accounts receivable, net	59,820	63,314
Inventories	66,141	61,734
Other current assets	10,435	9,782

Total current assets	591,250	558,701

Non-current assets
Interest-bearing bank deposits	3,425	2,547
Restricted interest-bearing bank deposits	1,750	1,476
Deferred tax assets	3,467	2,869
Other long-term assets	443	462
Severance pay funds	1,251	1,281
Operating lease right-of-use assets	29,055	29,109
Property and equipment, net	33,138	34,168
Intangible assets, net	4,484	5,059
Goodwill	20,114	20,114

Total non-current assets	97,127	97,085

Total assets	688,377	655,786

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	24,586	24,096
Deferred revenues	13,738	4,717
Operating lease current liabilities	3,867	3,703
Other current liabilities	31,741	28,418

Total current liabilities	73,932	60,934

Non-current liabilities
Convertible senior notes, net	179,842	178,808
Accrued severance pay	3,651	3,719
Operating lease long-term liabilities	30,827	31,905
Other long-term liability	9,378	8,882

Total non-current liabilities	223,698	223,314

Shareholders' equity	390,747	371,538

Total liabilities and shareholders' equity	688,377	655,786

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended March 31,
	2021	2020

Revenues:
Products	66,283	45,725
Services	17,850	15,297
Total revenues	84,133	61,022

Cost of revenues:
Products	25,232	18,040
Services	10,971	8,640
Total cost of revenues	36,203	26,680

Gross profit	47,930	34,342

Operating expenses:
Research and development, net	14,518	11,683
Sales and marketing	9,540	6,563
General and administrative	3,539	2,589
Amortization of acquired intangible assets	575	626
Total operating expenses	28,172	21,461

Operating income	19,758	12,881

Financing income, net	424	1,028

Income before tax on income	20,182	13,909

Income tax expenses	2,566	2,227

Net income for the period	17,616	11,682

Earnings per share:
Basic	0.62	0.42
Diluted	0.60	0.41

Shares used for calculation of earnings per share (in thousands):
Basic	28,214	27,902
Diluted	29,306	28,760

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended March 31,
	2021	2020
Cash flows from operating activities:

Net income	$17,616	$11,682

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,579	1,410
Amortization of intangible assets	575	626
Amortization of debt discount and issuance costs	1,034	-
Share-based compensation	2,222	1,318
Net effect of exchange rate fluctuation	362	399
Changes in assets and liabilities:
Trade accounts receivables, net	3,494	(3,440)
Inventories	(4,417)	(1,448)
Other current and long-term assets	(1,162)	3,693
Deferred tax assets, net	(598)	(201)
Operating lease right-of-use assets	406	254
Trade accounts payables	439	(2,255)
Deferred revenues	9,021	346
Operating lease liabilities	(1,266)	(923)
Other current and long-term liabilities	3,718	2,411
Accrued severance pay, net	(38)	18

Net cash provided by operating activities	32,985	13,890

Cash flows from investment activities:
Increase in short-term and long-term interest-bearing bank deposits	(55,805)	(7,629)
Purchase of property and equipment	(488)	(2,270)

Net cash used in investing activities	(56,293)	(9,899)

Cash flows from financing activities:
Purchases of treasury shares	-	(14)
Proceeds from exercise of options	-	111

Net cash provided by financing activities	-	97

Effect of exchange rate fluctuations on cash and cash equivalents	(238)	(305)

Increase (decrease) in cash and cash equivalents	(23,546)	3,783
Cash and cash equivalents - beginning of year	232,304	31,748
Cash and cash equivalents - end of year	$208,758	$35,531

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	March 31, 2021	December 31, 2020	March 31, 2020
GAAP gross profit	47,930	42,323	34,342
Stock-based compensation expenses *	418	415	256
Non-GAAP gross profit	48,348	42,738	34,598
GAAP gross margin as a percentage of revenues	57%	55%	56%
Non-GAAP gross margin as a percentage of revenues	57%	56%	57%

GAAP operating income	19,758	16,846	12,881
Stock-based compensation expenses *	2,222	2,231	1,318
Amortization of acquired intangible assets	575	626	626
One-time income related to a transaction made by a financial institution without Company authorization	-	(2,850)	-
Non-GAAP operating income	22,555	16,853	14,825
GAAP operating margin as a percentage of revenues	23%	22%	21%
Non-GAAP operating margin as a percentage of revenues	27%	22%	24%

GAAP net income	17,616	13,657	11,682
Stock-based compensation expenses *	2,222	2,231	1,318
Amortization of acquired intangible assets	575	626	626
Amortization of debt discount and issuance costs	1,034	868	-
One-time income related to a transaction made by a financial institution without Company authorization	-	(2,850)	-
Revaluation of operating lease liabilities	(860)	1,364	(66)
Tax effect of non-GAAP adjustments	(102)	(24)	(79)
Non-GAAP net income	20,485	15,872	13,481

GAAP basic earnings per share	0.62	0.49	0.42
Non-GAAP basic earnings per share	0.73	0.56	0.48

GAAP diluted earnings per share	0.60	0.47	0.41
Non-GAAP diluted earnings per share	0.70	0.55	0.47

Shares used for calculation of earnings per share (in thousands):
Basic	28,214	28,146	27,902
Diluted	29,306	28,999	28,760

* Stock-based compensation expenses for the three months ended March 31, 2021 included in – Cost of revenues products - 250; Cost of revenues services - 168; Research and development expenses, net – 843; Sales and marketing expenses – 501; General and administrative expenses – 460

NOVA MEASURING INSTRUMENTS LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF SECOND QUARTER 2021
GAAP TO NON-GAAP GUIDANCE
 (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	0.51	0.64
Estimated non-GAAP items:
Stock-based compensation expenses	0.09	0.09
Amortization of acquired intangible assets	0.02	0.02
Amortization of debt discount and issuance costs	0.03	0.03
Tax effect of non-GAAP adjustments	(0.01)	(0.01)
Estimated non-GAAP net income per diluted share	0.64	0.77